UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April 2011
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
SIPCOT Industrial Complex
Madurai Bypass Road
T.V. Puram P.O.
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

1

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of Sterlite Industries (India) Limited dated March 31, 2011

Sterlite Industries (India) Ltd
Other Events
On March 31, 2011, the Company issued a press release announcing that, with immediate effect, Mr. Mahendra Singh Mehta has replaced Mr. R Kishore Kumar, as the Chief Executive Officer of the Company, and Mr. Din Dayal Jalan has replaced Mr. C. Prabhakaran, as the Chief Financial Officer of the Company.
The brief biographies of Mr. Mehta and Mr. Jalan are set out below.
Mr. Mahendra Singh Mehta is currently Chief Executive Officer (“CEO”) of Vedanta Resources plc. He is also designated as the Group CEO. Mr. Mehta joined the Vedanta Group in April 2000 and held various leadership positions within our group, including as the CEO and Whole-Time Director of Hindustan Zinc Limited (HZL) and was also the Commercial Director for base metals. Mr. Mehta has a Bachelor of Mechanical Engineering from MBM Engineering College, Jodhpur, and a Master of Business Administration from the Indian Institute of Management, Ahmedabad. He has over 30 years of experience with companies in the steel, mining and non-ferrous metal sectors.
Mr. Din Dayal Jalan is presently Whole Time Director of the Company. He is also the Chief Financial Officer of Vedanta Resources plc. Mr. Jalan joined Sterlite Industries (India) Limited in January 2001 as President of Australian operation responsible for its mining operation and moved to the position of Chief Financial Officer of Sterlite Industries (India) Limited and then to Chief Financial Officer of Vedanta Resources plc. Mr. Jalan is a Chartered Accountant and has over 32 years of experience in leadership position of companies in engineering, mining and non-ferrous sector.
     A copy of the press release dated March 31, 2011 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated March 31, 2011.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 4, 2011
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Din Dayal Jalan
	Name:	Din Dayal Jalan
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated March 31, 2011.